SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

BIOZONE PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

 (Title of Class of Securities)

09072E103

 (CUSIP Number)

September 11, 2013

 (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[   ] Rule 13d-1(d)

(Page 1 of  6 Pages)

CUSIP No. 09072E103

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 4,109,251
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,433,403 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 4,109,251
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,433,403 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,542,654 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.91% (Based on 70,111,325 shares outstanding as of September 11, 2013.)
12	TYPE OF REPORTING PERSON* IN

(1)
Includes 1,433,403 shares of common stock held by Barry and Renee Honig Charitable Foundation, Inc (“Foundation”). Mr. Honig is the President and a director of the Foundation and is deemed to hold voting and dispositive power over securities held by such entity.

CUSIP No. 09072E103

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry and Renee Honig Charitable Foundation, Inc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,433,403
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,433,403
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,433,403
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.04% (Based on 70,111,325 shares outstanding as of September 11, 2013.)
12	TYPE OF REPORTING PERSON* CO

Item 1(a).	Name of Issuer:

Biozone Pharmaceuticals, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

550 Sylvan Avenue, Suite 101, Englewood Cliffs, NJ 07632

Item 2(a).	Name of Person Filing.

The statement is filed on behalf of Barry Honig and Barry and Renee Honig Charitable Foundation, Inc (“Foundation”).

Item 2(b).	Address of Principal Business Office or, if None, Residence.

555 South Federal Highway #450, Boca Raton, FL 33432

Item 2(c).	Citizenship.

United States/Florida

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.001.

Item 2(e).	CUSIP Number.

09072E103

Item 3.	Type of Person

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned: 5,542,654 (1).

(b) Percent of class: 7.91% (Based on 70,111,325 shares outstanding as of September 11, 2013).

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 4,109,251.

(ii) Shared power to vote or to direct the vote: 1,433,403 (1).

(iii) Sole power to dispose or to direct the disposition of: 4,109,251.

(iv) Shared power to dispose or to direct the disposition of: 1,433,403 (1).

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

(1)
Includes 1,433,403 shares of common stock held by the Foundation. Mr. Honig is the President and a director of the Foundation and is deemed to hold voting and dispositive power over securities held by such entity.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 11, 2013	By:	/s/ Barry Honig
Barry Honig

Barry and Renee Honig Charitable Foundation, Inc

Date: September 11, 2013	By:	/s/ Barry Honig
Barry Honig